SembCorp Industries

Rule 12g3-2(b) File No. 825109

25 October 2006



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries

Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP INACTIVE SUBSIDIARIES

Singapore, October 23, 2006 - SembCorp Industries (SembCorp) wishes to announce that its inactive subsidiaries, MSI (BVI) Limited ("MSI"), Sembawang Corporation Investments (S) Pte Ltd ("Sembawang") and RDC Cement Pte Ltd ("RDC") have been placed under Members' Voluntary Liquidation. All three companies are indirect wholly-owned subsidiaries. Mr Robert Yam has been appointed as the liquidator for MSI and Sembawang and Mr Teo Ban Seng has been appointed as the liquidator for RDC.

The voluntary liquidation of these subsidiaries does not have any material financial impact on SembCorp Group for the financial year ending 31 December 2006.

-END-

By Order of the Board

Kwong Sook May
Company Secretary

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of S$6.9 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.